UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Pluralsight, Inc.

(Name of Subject Company (Issuer))

Lake Merger Sub I, Inc.

(Name of Filing Person—Offeror)

Lake Holdings, LP

(Name of Filing Person—Offeror)

VEPF Lake, LP

Lake Guarantor, LLC

Lake Merger Sub II, Inc.

Vista Equity Fund VII GP, L.P.

VEPF VII GP, Ltd.

Robert F. Smith

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Class C Common Stock, par value $0.0001 per share

(Title of Class of Securities)

72941B106

(CUSIP Number of Class of Securities)

Maneet S. Saroya

Lake Holdings, LP

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, California 94111

(415) 765 6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446 4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,625,989,175	$395,595.42

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was determined based upon the sum of: (A) 123,463,799 shares of Class A common stock multiplied by $22.50 per share; (B) 11,837,392 shares of Class B common stock multiplied by $0.0001 per share; (C) 13,243,834 shares of Class C common stock multiplied by $0.0001 per share; (D) options to purchase 3,400,649 shares of Class A common stock multiplied by $7.69 per option (the difference between $22.50 and the weighted average exercise price of $14.81 per share); (E) 10,608,337 shares of Class A common stock underlying restricted stock units multiplied by $22.50 per share; (F) 169,940 shares of Class A common stock underlying performance restricted stock units multiplied by $22.50 per share; (G) 25,081,226 Holdings units multiplied by $22.50 per share; (H) 375,000 Holdings units underlying restricted stock units of Pluralsight Holdings, LLC multiplied by $22.50 per share; (I) 294,001 unvested incentive Holdings units multiplied by $22.50 per share; (J) 75,627 shares of Class B common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share; and (K) 218,384 shares of Class C common stock corresponding to unvested incentive Holdings units multiplied by $0.0001 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A

Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the tender offer (the “Offer”) by Lake Merger Sub I, Inc., a Delaware corporation (“Purchaser”) and a subsidiary of Lake Holdings, LP, a Delaware limited partnership (“Parent”), to purchase all of the outstanding shares of Class A common stock, par value $0.0001 per share (“Company Common Stock”), Class B common stock, par value $0.0001 per share (“Company Class B Stock”), and Class C common stock, par value $0.0001 per share (“Company Class C Stock,” and, together with the Company Common Stock and the Company Class B Stock, the “Shares”) of Pluralsight, Inc., a Delaware corporation (“Pluralsight” or the “Company”), at a price of $22.50 per share of Company Common Stock, $0.0001 per share of Company Class B Stock, and $0.0001 per share of Company Class C Stock, in each case, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated March 9, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is Pluralsight, Inc., a Delaware corporation. Pluralsight’s principal executive offices are located at 42 Future Way, Draper, UT, 84020.

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of the Shares at a purchase price of $22.50 per share of Company Common Stock, $0.0001 per share of Company Class B Stock, and $0.0001 per share of Company Class C Stock, in each case, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer. Pluralsight has advised Parent and Purchaser that, as of February 28, 2021, there were (i) 123,400,601 Class A Shares issued and outstanding, (ii) 10,602,833 Class B Shares issued and outstanding, (iii) 11,480,657 Class C Shares issued and outstanding (iv) 3,400,649 Class A shares issuable under outstanding stock option grants with an exercise price of less than $14.81 per Share(v) 10,608,337 Class A shares issuable under outstanding restricted stock units, and (vi) 169,940 Class A shares issuable under outstanding performance stock units.

(c) Trading Market and Price. Information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in the principal market for each quarter during the last two years is set forth in the section of the Offer to Purchase under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Pluralsight”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Pluralsight”)

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Pluralsight”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent I and Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Pluralsight”)

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Pluralsight”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Pluralsight”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 9, 2021

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on March 9, 2021 in the Wall Street Journal

(a)(1)(G)	Press Release issued by Pluralsight, Inc. on March 8, 2021 (incorporated by reference to Exhibit 99.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021)

4

Exhibit No.	Description

(b)(1)	Commitment Letter, dated December 11, 2020, by Owl Rock Capital Corporation Owl Rock Capital Advisors LLC, Ares Capital Management LLC, Canyon Capital Advisors LLC, Golub Capital LLC, The Private Credit Group of Goldman Sachs Asset Management, L.P., Oaktree Capital Management, L.P. Oaktree Fund Advisors, LLC, Benefit Street Partners L.L.C., Guggenheim Credit Services, LLC, Blackrock Capital Investment Corp, and Vista Credit Partners, L.P. in favor of Lake Merger Sub I, Inc. and Lake Merger Sub II, LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of March 7, among Pluralsight, Inc., Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC, and Pluralsight Holdings, LLC (incorporated by reference to Exhibit 2.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021)

(d)(2)	Confidentiality Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated October 6, 2020.

(d)(3)	Exclusivity Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated November 19, 2020.

(d)(4)	Amended and Restated Equity Commitment Letter, dated March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Lake Holdings, LP, and Lake Guarantor, LLC.

(d)(5)	Amended and Restated Limited Guaranty, dated as of March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Pluralsight, Inc. and Pluralsight Holdings, LLC.

(d)(6)	Form of Tender and Support Agreement, dated as of March 7, 2021, by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(d)(7)	Form of Tender and Support Agreement, dated as of March 7, 2021, by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(g)	Not applicable

(h)	Not applicable

Item 13. Information required by Schedule 13E-3.

Not applicable.

6

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2021

LAKE MERGER SUB I, INC.

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

LAKE HOLDINGS, LP

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

Vista Equity Partners Fund VII, L.P.

By:	Vista Equity Partners Fund VII, GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Maneet Saroya and Adrian Alonso, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, the Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 on Schedule TO (the “Schedule TO”) of Pluralsight, Inc., a Delaware corporation (the “Company”), any and all amendments thereto, and to file the Schedule TO, any and all such amendments, supplements, exhibits and documents thereto required in connection therewith with the Securities and Exchange Commission; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule TO and timely file such form with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 9th day of March, 2021.

LAKE MERGER SUB I, INC.

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

LAKE HOLDINGS, LP

By:	/s/ Maneet Saroya
Name:	Maneet Saroya
Title:	President

VISTA EQUITY PARTNERS FUND VII, L.P.

By:	Vista Equity Partners Fund VII, GP, L.P.
Its:	General Partner

By:	VEPF VII GP, Ltd.
Its:	General Partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Its:	Director

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 9, 2021

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published on March 9, 2021 in the Wall Street Journal

(a)(1)(G)	Press Release issued by Pluralsight, Inc. on March 8, 2021 (incorporated by reference to Exhibit 99.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(b)(1)	Commitment Letter, dated December 11, 2020, by Owl Rock Capital Corporation Owl Rock Capital Advisors LLC, Ares Capital Management LLC, Canyon Capital Advisors LLC, Golub Capital LLC, The Private Credit Group of Goldman Sachs Asset Management, L.P., Oaktree Capital Management, L.P. Oaktree Fund Advisors, LLC, Benefit Street Partners L.L.C., Guggenheim Credit Services, LLC, Blackrock Capital Investment Corp, and Vista Credit Partners, L.P. in favor of Lake Merger Sub I, Inc. and Lake Merger Sub II, LLC.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of March 7, 2021 by and among Pluralsight, Inc., Lake Holdings, LP, Lake Guarantor, LLC, Lake Merger Sub I, Inc., Lake Merger Sub II, LLC., and Pluralsight Holdings, LLC (incorporated by reference to Exhibit 2.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 9, 2021)

(d)(2)	Confidentiality Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated October 6, 2020.

(d)(3)	Exclusivity Agreement by and between Vista Equity Partners Management, LLC and Pluralsight, Inc., dated November 19, 2020.

(d)(4)	Amended and Restated Equity Commitment Letter, dated March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Lake Holdings, LP, and Lake Guarantor, LLC.

(d)(5)	Amended and Restated Limited Guaranty, dated as of March 7, 2021, by and among Vista Equity Partners Fund VII, L.P., Pluralsight, Inc. and Pluralsight Holdings, LLC.

(d)(6)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(d)(7)	Form of Tender and Support Agreement, dated as of March 7, 2021 by and among Lake Holdings, LP, Lake Guarantor, LLC, Pluralsight, Inc., Pluralsight Holdings, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to Pluralsight, Inc.’s Current Report on Form 8-K, filed March 8, 2021).

(g)	Not applicable

(h)	Not applicable